February 21, 2014

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

Columbia Absolute Return Currency and Income Fund

Post-Effective Amendment No. 102

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on February 6, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Columbia Absolute Return Currency and Income Fund

Comment 1:	Footnote (d) to the Fund’s Annual Fund Operating Expenses table states that “Other expenses for Class A, Class B, Class C, Class R4, Class W, Class Y and Class Z have been restated to reflect contractual changes to certain fees paid by the Fund.” Please explain any differences in these fees compared to the prior year’s amounts.

Response:	Other expenses decreased from the prior year, including as a result of a reduction in transfer agent fees for the classes stated above, which went into effect on July 1, 2013.

Comment 2:	Please confirm that, if a contractual fee waiver/reimbursement agreement is reflected in the Annual Fund Operating Expenses table, the duration of such agreement will be for at least one year from the date of effectiveness of the Fund’s prospectus.

Response:	So confirmed.

Comment 3:	Please state the terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no arrangements currently in place that permit the Investment Manager to recoup any fees waived or expenses reimbursed during a prior period.

Comment 4:	Please confirm that if the Fund’s investments in an affiliated money market fund, as stated in the Fund’s Principal Investment Strategies (PIS) as a potential investment strategy, are greater than 1%, affiliated fund fees and expenses will be noted in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 5:	Please include the following disclosure, currently found only in the PIS in the More Information About the Fund section, in the PIS in the Summary of the Fund section as well: “Duration measures the sensitivity of bond prices to changes in interest rates. The longer the duration of a bond, the longer it will take to repay the principal and interest obligations and the more sensitive it will be to changes in interest rates. For example, a three-year duration means a bond is expected to decrease in value by 3% if interest rates rise 1% and increase in value by 3% if interest rates fall 1%.”

Response:	In order to be consistent with the SEC’s focus on providing key information in the Summary Prospectus while also providing more detailed information in the More Information About the Fund section , we had previously moved the definition of duration to the More Information About the Fund section of the Fund’s prospectus. We believe the More Information About the Fund section is the appropriate place for the disclosure above.

Comment 6:	If the Fund plans to focus on a particular geographic area, please disclose that in the Fund’s PIS.

Response:	The Fund uses a quantitative model to rank the anticipated value of several developed countries’ currencies relative to the U.S. dollar, and will then enter into either long or short forward foreign currency contracts in such currencies. While at certain times the Fund may enter into these contracts for the currencies of a particular geographic area, the Fund has no plans to consistently focus on a particular geographic region. Information with regard to the Fund’s currency exposure is made available to shareholders via transmittal of shareholder reports.

Comment 7:	In the Fund’s service section, with respect to the description of share classes contained therein, please consider only disclosing classes offered by the particular Fund’s prospectus.

Response:	The Fund’s prospectuses provide a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are offered by the Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Statement of Additional Information

Comment 1:	For the concentration policy for funds that that invest in underlying funds, add disclosure that states the Fund will consider the concentration policies of its underlying funds when making investment decisions.

Response:	The Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. As such, we are unable to alter the Fund’s concentration policy at this time.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact me at (212) 850-1354.

Sincerely,

/s/ Megan E. Garcy
Megan E. Garcy
Associate Counsel
Ameriprise Financial, Inc.